Filed by Eagle Nuclear Energy Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company: Eagle Energy Metals Corp.
Commission File No. 333-290631-01

Date: October 2, 2025

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Spring Valley Merger Sub II, Inc. (“Merger Sub 2”), a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”). On September 29, 2025, SVII, Merger Sub 2, and Eagle restructured the transactions contemplated under the Original Merger Agreement by entering into an Amended and Restated Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified from time to time, the “A&R Merger Agreement”) by and among Eagle Nuclear Energy Corp., a Nevada corporation (“New Eagle”), Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company (“Merger Sub 1”), Merger Sub 2 (and together with Merger Sub 1, the “Merger Subs”), SVII, and Eagle. The A&R Merger Agreement amends and restates, in its entirety, the Original Merger Agreement.

On October 2, 2025, Eagle made the below communications on its LinkedIn and X accounts.

On September 17, 2025, the following article by Velda Addison was published online by Hart Energy (www.hartenergy.com).

Eagle Energy, Spring Valley Join to Help Power US Nuclear Comeback

In May, President Donald Trump signed executive orders that aim to quadruple nuclear capacity in the U.S., adding 300 gigawatts by 2050 at existing.

(Source: Adobe Stock)

As the U.S. steps up in-house efforts to secure critical minerals amid what could become a nuclear renaissance, uranium—the quiet workhorse behind nuclear energy—may also be on the precipice of a comeback.

And one company sitting on a deposit of over 50 million pounds of near-surface uranium is getting in on the action, bringing along its small modular reactor technology. Mining company Eagle Energy Metals recently announced plans to go public through a merger with Spring Valley Acquisition Corp. II, a special purpose acquisition company. When the proposed combination is complete, expected in late 2025, the combined company called Eagle Nuclear Energy Corp. will emerge as the nuclear landscape evolves to meet rising demand.

“With all of this power demand that’s coming from AI, cryptocurrencies, automation, humanoid robotics, and just the general electrification of the world, we’re at this inflection point,” Eagle Energy Metals CEO Mark Mukhija told Hart Energy. “There’s been a relatively flat power demand over the last few decades. But now with the aforementioned increased demand and data centers coming, the world is looking to nuclear to fill the gap. And the timing is right from that power demand point of view and with this unprecedented government support that we’re seeing right now for nuclear as well.”

The U.S. Energy Information Administration forecasts power consumption will hit record highs climbing to 4,187 billion kilowatt-hours (kWh) this year and up to 4,307 billion kWh in 2026. Natural gas is expected to continue being the top electricity generator, followed by renewable energies, nuclear and coal.

Though it trails the collective set of renewable energies for power generation, nuclear is the largest single source of clean power in the U.S., according to the U.S. Department of Energy. Nuclear generates nearly 775 billion kWh of electricity annually and accounts for nearly half of the emissions-free electricity in the U.S.

Targeting uranium

Efforts are underway—with support from the Trump administration—to grow nuclear energy capacity. In May, President Donald Trump signed executive orders that aim to quadruple nuclear capacity in the U.S., adding 300 gigawatts by 2050 at existing, former nuclear sites and possibly former coal sites and via small modular reactors.

As the fuel used by most nuclear power plants, uranium is essential to the plan. Problem is the U.S. doesn’t produce enough of it and relies heavily on imports.

“The United States consumes almost 50 million pounds per year of uranium; 94 reactors in the country, and in 2024, it only produced about 680,000 pounds. So, a lot of reliance on the rest of the world,” said Mukhija. “Now, half of that is Canada and Australia. The other half is being the Kazakhstans, Russias and Uzbekistans of the world. So, it’s very important to rebuild this domestic supply chain. And we’re very fortunate in that we have the largest mineable measured and indicated uranium resource in the country, and we definitely want to be a part of this journey to rebuild the domestic supply chain of uranium.”

The U.S. has about 1.23 billion pounds in uranium reserves, and companies like Eagle Energy Metals are making plans to step up exploration, drilling and production given momentum in the nuclear sector.

Located on federal land in southeastern Oregon just 3 miles from the state’s border with Nevada, Eagle Energy Metal’s Eagle Aurora uranium deposit has a resource of over 50 million pounds of near-surface uranium. The company has not conducted exploration on the project site, but more than 600 diamond drill and reverse circulation holes totaling 219,153 m have been drilled there, according to a technical report on the Aurora project. The nearby Cordex deposit, which has had more than 100 holes drilled, offers substantial upside.

“When it comes to putting a specific poundage on what we can produce per year, that’s probably going to come when we do our more detailed pre-feasibility study where we can actually put a definitive number on it,” Mukhija said.

Metallurgical testing results from 1979 indicate recoveries between 55% and 85%, according to the technical report.

Unlike its uranium mining peers, Eagle Energy Metals also holds proprietary small modular reactor and microreactor technology it is working to license. “The microreactor covers up to 3.3 megawatts electric and the small modular reactor design is up to 33 megawatts electric. So, you can cover the full spectrum of demand,” Mukhija said, adding the smaller design can cover remote communities and military outposts, for example, with the larger design addressing data center demand.

Attracting SPACs

The supply and demand dynamics of the uranium market and record private investment in nuclear projects made the time right to partner with Eagle, said Chris Sorrells, chairman and CEO of Spring Valley Acquisition Corp. II. The company is part of the family of investment vehicles that merged with NuScale Power in 2022, which became the world’s first publicly traded company focused on SMRs.

When NuScale went public, it sparked interest in next-generation nuclear technology, Sorrells told Hart Energy. “As we know, success begets more success,” he said.

SPACs have driven a lot of activity lately in the SMR and nuclear space. SMR developer Oklo merged with AltC Acquisition Corp. and went public in 2024. Terrestrial Energy is expected to become the first publicly traded molten salt nuclear reactor developer through its combination with HCM II Acquisition Corp. Terra Innovatumin April announced it would combine with GSR III Acquisition Corp. to go public.

“I think the SPAC product was generally initially perceived to be a good match because you could bring things to the market that were a little more nuanced. And when you bring a first of a kind to market, it’s not a great 30-minute story: show up, pitch 30 minutes and take an order, which is sort of the typical IPO process,” Sorrells said. “This process that we’re undertaking with [Eagle Energy Metals] here, will probably take five months from announcement to close” with each day bringing an opportunity to educate investors and others. “So, it’s not a soundbite.”

Plus, there is investor interest tied to energy-intensive AI and cryptocurrency that requires buildout, he added. “There are not a lot of pure-play ways to get exposure in the public markets to AI and crypto. We have the AI infrastructure piece. And nuke has been attached to that and should play a role.”

For Eagle, going public may pave the path to different and possibly cheaper sources of capital, while also adding transparency, according to Sorrells.

Competition with China for supply

Efforts to accelerate nuclear development in the U.S. comes as other countries, including China, pursue plans to add nuclear reactors. As part of its 14th Five-Year Plan (2021-2025), China aims to build 150 new reactors over the next 15 years.

“China itself doesn’t produce much uranium, so there is going to be a threat to the western supply with places like Kazakhstan,” Mukhija said, “as that uranium starts flowing east rather than west. So, I think we as a nation need to do as much as we can to get every domestic pound out of the ground.”

Sorrells added that SMRs are still relatively nascent, so the focus for Eagle will mostly be on uranium, given the size and potential of the resources.

“Over the next few years, we’re going to see a lot of interest in uranium and that’s what makes us excited as the sponsor. We were early with the SMR tech. We brought it to market at a time people didn’t know it should be in the market,” Sorrells said. “And we’re sitting here again, seeing a lot of similarities on the uranium front. It is far more known than SMRs were at the time, but to have an asset of the size and scale that’s really U.S.-centric at this moment in time is super exciting.”

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Additional Information and Where to Find It

In connection with the transactions contemplated by the A&R Merger Agreement (the “Proposed Business Combination”), New Eagle filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which includes a preliminary prospectus with respect to New Eagle’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, New Eagle’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the A&R Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A&R Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the A&R Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to maintain the listing of SVII’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the Series A Preferred Stock Investment may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described or to be described in the Registration Statement, the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.